AnorMED INC.
RECOMMENDING ACCEPTANCE OF THE GENZYME OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES OF ANORMED.
Security Type: Common share, AnorMED Ticker: TSX — AOM, NASDAQ — ANOR
Genzyme Corp. Offer Expiry Date: November 6, 2006, (8:00 a.m., Vancouver time)
In-bound Script
Thank you for calling AnorMED Inc., enquiries line, my name is <insert your name>. How may I help you today? (Answer questions). May I ask, if you are a common shareholder?

Thank you.
Do you have a copy of the Directors’ Circular recommending ACCEPTANCE of the GENZYME Offer that was mailed to you recently? You may obtain a copy of the Directors’ Circular at www.sedar.com and the Tender Offer Solicitation / Recommendation Statement on Schedule 14D-9 from the SEC website at www.sec.gov.
The Board of Directors recommends that AnorMED Shareholders ACCEPT the Genzyme Offer and REJECT the Millennium Offer.
The Board of Directors has entered into a support agreement with Genzyme Corp. under which Genzyme would acquire all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options, for US$13.50 per share in cash.
Here are some of the principal reasons for the recommendation of the Board of Directors to AnorMED Shareholders that they ACCEPT the Genzyme Offer and NOT TENDER their AnorMED Shares to the Millennium Offer:
•	The new Genzyme Offer of USD$13.50 per share represents a 13% premium to the Millennium’s Offer price of USD$12.00 per share.
•	AnorMED’s Board of Directors, in consultation with its Strategic Initiatives Committee and with the advice of its financial and legal advisors, believes the amended US$13.50 per share offer represents the best alternative currently available to AnorMED shareholders and provides a certain and fair value for AnorMED shareholders.
May I please give you our toll-free number and email address if you have any questions? Call 1-866-639-3460 or Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Banks and Brokers call Collect: 416-867-2272
Thank you for your time.

(See Summary Sheet for more information)
If you have any questions or require further assistance in withdrawing any AnorMED shares already tendered to the Millennium Offer, we can be reached at 1-866-639-3460. Thank you very much for your time. Have a nice day/night.
☺ Remember: Speak slowly, especially when providing a phone number. ☺
Caller — please provide written comments of the following:
1) Tendered, 2) Undecided (provide written comments), 3) Against (provide written comments) or 4) For